FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 23, 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBIT

Item
1.	Press release dated October 23, 2012 – 3rd Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2012

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2012
A conference call discussing these results will be audiocast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 23 October 2012 —ARM Holdings plc announces its unaudited financial results for the third quarter and nine months ended 30 September 2012.

Q3 2012 – Financial Summary	Normalised*			IFRS
	Q3 2012	Q3 2011	% Change	Q3 2012	Q3 2011
Revenue ($m)	227.9	192.3	18%	227.9	192.3
Revenue (£m)	144.6	120.2	20%	144.6	120.2
Operating margin	44.6%	44.6%		35.8%	34.0%
Profit before tax (£m)	68.1	55.7	22%	55.3	43.0
Earnings per share (pence)	3.71	3.05	22%	2.96	2.29
Net cash generation**	88.0	43.7
Effective revenue fx rate ($/£)	1.58	1.60

YTD 2012 – Financial Summary	Normalised*			IFRS
	YTD 2012	YTD 2011	% Change	YTD 2012	YTD 2011
Revenue ($m)	650.3	568.0	14%	650.3	568.0
Revenue (£m)	412.7	354.0	17%	412.7	354.0
Operating margin	45.2%	43.9%		36.7%	28.8%
Profit before tax (£m)	196.6	160.7	22%	161.6	107.3
Earnings per share (pence)	10.63	8.75	21%	8.48	5.79
Net cash generation**	193.3	152.3
Effective revenue fx rate ($/£)	1.58	1.60

Progress on key growth drivers in Q3
•	Growth in adoption of ARM® processor technology
o
29 processor licenses signed for a broad range of applications, including deeply embedded products such as chips for hearing aids and automotive braking systems, and consumer electronics such as smartphones, TVs and tablets

o	Momentum in high-end computing and networking applications continued, with the signing of one ARMv8 architecture license, one ARMv8 processor license and one Cortex-A15 processor license
•	Growth in shipments of chips based on ARM processor technology
o	2.2 billion chips shipped, split equally between mobile and non-mobile segments
o	Processor royalty revenue grew 27% year-on-year, driven by strong growth in Cortex-A and Mali-based chips
•	Growth in outsourcing of new technology
o	5 Mali™ graphics processor licenses signed, including three with new customers for Mali technology
o	4 physical IP Processor Optimisation Packs licensed, enhancing ARM’s royalty opportunity per chip

Warren East, Chief Executive Officer, said:
“ARM has delivered another quarter of strong revenue and earnings growth. As we move into an ever more connected world of mobile computing, cloud-based networks and the Internet-of-Things, ARM is seeing increased demand for its high performance and low power technology. This demand is helping to drive ARM’s licensing revenues and this quarter we saw market leaders license ARM’s advanced processor technology for next generation super smartphones, tablets, and mobile and embedded computing applications.

ARM’s royalty revenues outpaced the industry with continued market share gains in key end markets including digital TVs and microcontrollers. The increasing penetration of Cortex-A class technology and adoption of Mali graphics in consumer electronics also helped increase ARM’s overall royalty revenue per chip. This strong growth in licensing and royalty revenue allows ARM to keep investing for the future and deliver increased profits and cash generation.”

Outlook
ARM enters the final quarter of 2012 with record order backlog and a robust opportunity pipeline. This combination points to another strong quarter for licensing revenue in Q4. ARM’s Q4 royalty revenue is generated from third quarter chip shipments. Data from our customers suggests a moderate sequential increase in ARM’s royalty revenue in Q4. We therefore expect group dollar revenues for the fourth quarter to be in-line with current market expectations.

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Q3 2012 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q3 2012	Q3 2011	% Change	Q3 2012	Q3 2011	% Change
PD
Licensing	69.7	59.7	17%	44.3	37.8	17%
Royalties	106.8	84.2	27%	67.8	52.1	30%
Total PD	176.5	143.9	23%	112.1	89.9	25%
PIPD
Licensing	13.7	12.9	6%	8.6	8.2	5%
Royalties1	14.3	12.6	13%	9.1	7.8	17%
Total PIPD	28.0	25.5	9%	17.7	16.0	11%
Development Systems	12.1	12.5	-3%	7.6	7.8	-2%
Services	11.3	10.4	9%	7.2	6.5	11%
Total Revenue	227.9	192.3	18%	144.6	120.2	20%
1 Includes catch-up PIPD royalties of $0.4m (£0.3m) in Q3 2012 and $1.7m (£1.1m) in Q3 2011.

YTD 2012 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	YTD 2012	YTD 2011	% Change	YTD 2012	YTD 2011	% Change
PD
Licensing	201.9	169.0	19%	128.0	106.4	20%
Royalties	295.9	256.5	15%	188.2	158.5	19%
Total PD	497.8	425.5	17%	316.2	264.9	19%
PIPD
Licensing	36.8	37.8	-3%	23.3	23.9	-3%
Royalties1	41.2	34.4	20%	26.0	21.1	23%
Total PIPD	78.0	72.2	8%	49.3	45.0	10%
Development Systems	41.0	39.8	3%	26.0	24.8	5%
Services	33.5	30.5	10%	21.2	19.3	10%
Total Revenue	650.3	568.0	14%	412.7	354.0	17%
1 Includes catch-up PIPD royalties of $4.0m (£2.5m) in YTD 2012 and $2.3m (£1.4m) in YTD 2011.

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, profit or loss on disposal and impairment of available-for-sale investments and Linaro™-related charges. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 5.13 to 5.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits and borrowings, adding back dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, share-based payroll taxes and Linaro-related payments, and deducting inflows from share option exercises and investment disposal proceeds – see notes 5.8 to 5.12.

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

CONTACTS:
Sarah West/Aideen Lee	Ian Thornton/Jonathan Lawton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q3 2012 were $227.9 million, up 18% versus Q3 2011. Q3 sterling revenues of £144.6 million were up 20% year-on-year.

Year-to-date dollar revenues amounted to $650.3 million, up 14% on 2011.

License revenues
Total dollar license revenues in Q3 2012 increased by 15% year-on-year to $83.4 million, representing 37% of group revenues. License revenues comprised $69.7 million from PD and $13.7 million from PIPD.

Group order backlog at the end of Q3 2012 was up 6% sequentially and is now at its highest ever level. Prospects for order backlog in Q4 2012 look promising, given the strength of the licensing opportunity pipeline.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q3 2012 generated from semiconductor unit shipments in Q2 2012. Total dollar royalty revenues in Q3 2012 increased year-on-year by 25% to $121.1 million, representing 53% of group revenues. This compares with industry revenues1 increasing by about 4% in the shipment period (i.e. Q2 2012 compared to Q2 2011), demonstrating ARM’s continuing market share gains over the last 12 months.

Royalty revenues comprised $106.8 million from PD and $14.3 million from PIPD.

Development Systems and Service revenues
Sales of development systems in Q3 2012 were $12.1 million, a decrease of 3% year-on-year and representing 5% of group revenues. Through 2012 ARM is continuing to transition the Development Systems business to focus on microcontroller tools and premium toolkits for multi-core systems. The transition remains on track and we expect Development Systems to achieve its stated target of being broadly flat year-on-year.

Service revenues in Q3 2012 were $11.3 million, an increase of 9% year-on-year and representing 5% of group revenues.

Gross margins
Gross margins in Q3 2012, excluding the share-based payments charge of £0.5 million (see below), were 94.6% compared to 95.1% in Q2 2012 and 94.9% in Q3 2011.

Operating expenses and operating margin
Normalised income statements for Q3 and YTD 2012 and Q3 and YTD 2011 are included in notes 5.13 to 5.16 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related, share-based payment and restructuring charges) were £72.3 million in Q3 2012 compared to £66.0 million in Q2 2012 and £60.5 million in Q3 2011. Operating expenses in Q3 2012 were impacted by a net charge of approximately £2 million due to the impact of a weaker dollar on the accounting of derivative instruments (compared to a net credit of approximately £2 million in Q2 2012). The underlying year-on-year increase in operating expenses in the third quarter is primarily due to the increased investment in our research and development teams over the last 12 months.

Normalised operating expenses in Q4 2012 (assuming effective exchange rates similar to current levels) are expected to be in the range £71-73 million.

Normalised operating margin was 44.6% in Q3 2012, compared to 46.4% in Q2 2012 and 44.6% in Q3 2011.

Normalised research and development expenses were £32.2 million in Q3 2012, representing 22% of revenues, compared to £32.8 million in Q2 2012 and £29.8 million in Q3 2011. Normalised sales and marketing expenses were £15.6 million in Q3 2012, being 11% of revenues, compared to £15.0 million in Q2 2012 and £15.5 million in Q3 2011. Normalised general and administrative expenses were £24.5 million in Q3 2012, representing 17% of revenues, compared to £18.2 million in Q2 2012 and £15.2 million in Q3 2011.

1 Source: Semiconductor Industry Association, October 2012

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Total IFRS operating expenses in Q3 2012 were £84.6 million (Q3 2011: £72.4 million) including share-based payment costs and related payroll taxes of £10.6 million (Q3 2011: £10.9 million), and amortisation of intangible assets and other acquisition-related charges of £1.7 million (Q3 2011: £1.0 million).

Total share-based payment costs and related payroll tax charges of £11.1 million in Q3 2012 were included within cost of revenues (£0.5 million), research and development (£6.1 million), sales and marketing (£1.8 million) and general and administrative (£2.7 million).

Earnings and taxation
Profit before tax was £55.3 million in Q3 2012 compared to £43.0 million in Q3 2011. After adjusting for acquisition-related and share-based payment costs, and disposal and impairment of investments, normalised profit before tax in Q3 2012 was £68.1 million compared to £55.7 million in Q3 2011. The Group's effective normalised tax rate was 23.9% in Q3 2012 (IFRS: 25.3%) compared to 24.8% (IFRS: 27.0%) in Q3 2011. The Group’s effective normalised tax rate for the full year 2012 is estimated to be approximately 25%.

In Q3 2012, fully diluted earnings per share were 2.96 pence (14.35 cents per ADS2) compared to earnings per share of 2.29 pence (10.68 cents per ADS) in Q3 2011. Normalised fully diluted earnings per share in Q3 2012 were 3.71 pence (17.96 cents per ADS) compared to 3.05 pence (14.24 cents per ADS) in Q3 2011.

Balance sheet
Intangible assets at 30 September 2012 were £535.2 million, comprising goodwill of £522.6 million and other intangible assets of £12.6 million, compared to £537.6 million and £14.0 million respectively at 30 June 2012.

ARM regularly evaluates strategic opportunities and, in pursuance of one such opportunity, had conditionally committed £104.5 million as of 30 September 2012. This amount, which is classified as Other Debtors, represents the entire investment being contemplated and in the event a transaction is not completed, the amount will be returned to ARM. To avoid early termination of term deposits, £99.1 million of the amount was financed through a short term bank facility.

Total accounts receivable were £98.3 million at 30 September 2012, compared to £106.7 million at 30 June 2012.

Days sales outstanding (DSOs) were 47 at 30 September 2012 compared to 43 at 30 June 2012.

Cash flow
Normalised free cash flow in Q3 2012 was £88.0 million. Net cash at 30 September 2012 was £477.9 million compared to £495.9 million at 30 June 2012.

2 Each American Depositary Share (ADS) represents three shares.

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Operating review

Processor licensing
A total of 29 processor licenses were signed in Q3 2012.

Seven of the licenses signed were for ARM’s Cortex™-A series processors. This included a further licensee for ARM’s big.LITTLE technology, taking the total number of companies with access to the technology to 14. ARM’s Cortex-A class technology is increasingly being used beyond mobile and mobile computing applications, and this quarter we saw Cortex-A licenses for gaming, digital TVs, home entertainment systems, servers and GPS navigation systems.

Two licenses were signed with major semiconductor companies for enterprise networking applications. This included one ARMv8 architecture license and one v8 processor license.  ARM is seeing increasing demand for the use of its technology in high-end networking applications. The rapid growth in mobile computing devices and the subsequent increase in data traffic is placing unprecedented demand on networking infrastructure. As the cost increases to maintain this infrastructure so the network operators are looking at ways to reduce their energy consumption. ARM’s scalable high performance, low power technology is ideally suited to these applications.

Demand for ARM’s range of processors for the embedded market remained strong with a further 13 licenses for its Cortex-M class technology being signed in Q3, taking the total number of licenses signed to over 160. These processors were licensed for a broad range of end applications from automotive braking systems to storage and industrial control systems.

ARM also signed 5 licenses for its Mali graphics processors. Three of the five licenses were with companies taking their first Mali license from ARM.

Q3 2012 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total*
ARM7™				171
ARM9™		2	2	273
ARM11™				79
Cortex-A	4	3	7	117
Cortex-R	1		1	28
Cortex-M	8	5	13	162
Mali	5**		5	68
Other	1		1	22
Total	19	10	29	920
* Adjusted for licenses that are no longer expected to generate royalties
** Includes three existing ARM customers taking their first Mali license

Processor Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM-based product developments in recent months.  These included:
•	Microsoft providing more details on upcoming WindowsRT devices, with confirmed product announcements from Asus, Dell, Lenovo, Samsung and Microsoft;
•
Fujitsu, MediaTek, Nufront, Rockchip and Samsung all announcing their commitment to the latest range of graphics processors (GPU) available from ARM. The Mali-T600 range of products is aimed at super-smartphone and mobile computing applications and can support general purpose (GP) computing. So called GP GPU computing improves energy efficiency and enables applications such as computational photography, multi-perspective views and real-time photo editing on mobile devices;

•	Several ARM partners announcing new elements of their microcontroller (MCU) strategies:
o	Atmel released a new family of Cortex-M4-based MCUs for ultra low power applications;
o	Freescale announced range of ARM-based Cortex-M0+ MCUs designed to help migrate consumer and industrial applications currently using legacy 8- and 16-bit architectures to ARM MCUs;
o	Silicon Labs announced a new family of ultra low power Cortex-M3 products aimed at smart metering, medical devices and other power-sensitive Internet-of-Things applications.
Many more partner announcements can be found on the ARM website at www.arm.com/news.

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Processor royalties
Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.  PD dollar royalty revenues in Q3 2012 increased 27% year-on-year.  This compares with industry revenues increasing by about 4%3 in the relevant shipment period (i.e. Q2 2012 compared to Q2 2011). Q3 revenue came from the sales of about 2.2 billion ARM-based chips, up 16% year-on-year.

ARM's average royalty revenue per chip increased to 4.9 cents, compared to 4.4 cents one year ago, driven primarily by  the growth in Cortex-A class processor shipments (more than doubling year-on-year) and in the  number of chips containing Mali graphics (more than fourfold year-on-year). ARM typically receives a higher royalty percentage for chips incorporating Cortex-A class processors and an additional royalty if these chips also contain a Mali graphics processor.

Cortex-A class processors now account for 9% of ARM’s total processor shipments, up from 5% one year ago. As well as carrying a higher royalty percentage, Cortex-A class processors are usually found in higher value chips. As a result, Cortex-A class chips comprise 9% of unit shipments and 35% of royalty value.

ARM’s mobile shipments were up 6% year-on-year and grew faster than the handset market, which was down slightly over the same period 4. ARM also continued to gain share in non-mobile end-markets. Non-mobile processor shipments now represent 50% of all ARM-based shipments.  Shipments of ARM technology-based digital TVs and set-top-boxes were particularly strong, more than doubling year-on-year, compared to a flat market5 . ARM-based microcontrollers also continue to ship strongly, increasing 35% year-on-year, compared to less than 20% growth for the overall microcontroller market6.

Q3 2012 Processor Unit Shipment Analysis
Processor Family	Unit Shipments	Market	Unit Shipments
ARM7	37%	Mobile	50%
ARM9	20%	Enterprise	18%
ARM11	9%	Home	5%
Cortex-A	9%	Embedded	27%
Cortex-R	3%
Cortex-M	22%

PIPD licensing
During the quarter ARM signed a multi-year agreement with GLOBALFOUNDRIES to jointly deliver optimised ARM-based system-on-chip designs on both GLOBALFOUNDRIES’ 20nm process and 14nm FinFET process. These royalty bearing platforms will enable ARM’s partners to realise state-of-the-art ARM-based processors with improved performance and power efficiency for next generation mobile and mobile computing applications.  ARM also signed a platform license with a leading foundry at 110nm bringing the total number of platform licenses signed to date to 96.

Q3 2012 and Cumulative PIPD Licensing Analysis
	Process Node	Total	Platform analysis	Royalty Bearing Foundry
	(nm)		(nm)	Platforms at Each Node *
New Royalty-Bearing Foundry Platform Licenses	14nm 20nm 110nm	1 1 1	16/14	2
			22/20	4
			32/28	8
			45/40	6
			65	11
	Total for Quarter	Cumulative Total	90	8
			130	20
Processor Optimisation Packs	4	36	180 to 250	37
			Total	96
* Adjusted for licenses that are no longer expected to generate royalties

3 Source: Semiconductor Industry Association, October 2012
4 Source: Gartner, October 2012
5 Source: UBS estimates, October 2012
6 Source: Semiconductor Industry Association, October 2012

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ARM continues to see strong demand for physical IP optimised for use with processors (POPs).  POPs enable the licensee to more readily achieve a high-performance, low-power processor implementation through specially optimised physical IP technology.  For every chip implemented using a POP, ARM receives a royalty both for the processor in the chip and for the physical IP.  During the quarter ARM signed four licenses for POPs bringing the total number of POPs licensed to 36.

PIPD royalties
Royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2. Underlying PIPD royalties in Q3 2012 were $13.9 million, up 28% year-on-year.

People
At 30 September 2012, ARM had 2,368 full-time employees, a net increase of 252 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q3, the group had 977 employees based in the UK, 580 in the US, 296 in Continental Europe, 344 in India and 171 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2011 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2011 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend ARM’s technology against claims that we have infringed others’ proprietary rights; an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	30 September	31 December
	2012	2011
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	104.9	26.8
Short-term deposits	337.4	319.1
Fair value of currency exchange contracts	1.8	-
Embedded derivatives	-	1.2
Accounts receivable	98.3	119.6
Prepaid expenses and other assets	33.6	30.7
Other debtors (see note 4)	104.5	-
Current tax assets	8.4	6.2
Inventories: finished goods	2.1	2.5
Total current assets	691.0	506.1
Non-current assets:
Available-for-sale financial assets	15.2	27.3
Long-term deposits	141.8	83.1
Loans and receivables	2.1	2.0
Prepaid expenses and other assets	2.5	2.3
Property, plant and equipment	32.1	18.1
Goodwill	522.6	542.5
Other intangible assets	12.6	12.5
Deferred tax assets	60.5	105.9
Total non-current assets	789.4	793.7
Total assets	1,480.4	1,299.8
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	4.4	8.7
Fair value of currency exchange contracts	-	1.5
Embedded derivatives	2.8	-
Accrued and other liabilities (see note 3)	62.8	84.9
Current tax liabilities	6.0	26.7
Obligations under finance leases	1.5	-
Borrowings (see note 4)	99.1	-
Deferred revenue	116.0	102.2
Total current liabilities	292.6	224.0
Non-current liabilities:
Obligations under finance leases	2.4	-
Deferred revenue	20.3	14.6
Total non-current liabilities	22.7	14.6
Total liabilities	315.3	238.6
Net assets	1,165.1	1,061.2
Capital and reserves attributable to equity holders of the Company
Share capital	0.7	0.7
Share premium account	11.4	6.6
Capital reserve	354.3	351.6
Share option reserve	61.4	61.4
Retained earnings	659.0	539.7
Revaluation reserve	0.3	0.3
Cumulative translation adjustment	78.0	100.9
Total equity	1,165.1	1,061.2

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Revenues	144.6	120.2	412.7	354.0
Cost of revenues	(8.3)	(6.9)	(23.3)	(21.1)
Gross profit	136.3	113.3	389.4	332.9
Research and development	(39.6)	(37.4)	(120.0)	(122.4)
Sales and marketing	(17.6)	(18.0)	(51.7)	(52.4)
General and administrative	(27.4)	(17.0)	(66.3)	(56.2)
Total operating expenses, net	(84.6)	(72.4)	(238.0)	(231.0)
Profit from operations	51.7	40.9	151.4	101.9
Investment income, net	3.6	2.1	10.2	5.4
Profit before tax	55.3	43.0	161.6	107.3
Tax	(14.0)	(11.6)	(43.3)	(27.7)
Profit for the period	41.3	31.4	118.3	79.6
Earnings per share
Basic and diluted earnings	41.3	31.4	118.3	79.6
Number of shares (millions)
Basic weighted average number of shares	1,378.1	1,348.1	1,373.4	1,343.1
Effect of dilutive securities: Share options and awards	17.8	27.9	20.2	31.1
Diluted weighted average number of shares	1,395.9	1,376.0	1,393.6	1,374.2
Basic EPS (pence)	3.0	2.3	8.6	5.9
Diluted EPS (pence)	3.0	2.3	8.5	5.8
Diluted earnings per ADS (cents)	14.3	10.7	41.1	27.1

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Profit for the period	41.3	31.4	118.3	79.6
Other comprehensive income:
Unrealised holding loss on available-for-sale investments (net of tax of £nil)	(1.0)	-	-	-
Currency translation adjustment	(16.7)	13.6	(22.9)	0.6
Other comprehensive income /(loss) for the period	(17.7)	13.6	(22.9)	0.6
Total comprehensive income for the period	23.6	45.0	95.4	80.2

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share			Cumulative
	Share	premium	Capital	option	Retained	Revaluation	translation
	capital	account	reserve	reserve	earnings	reserve	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011 (audited)	0.7	−	351.6	61.4	381.4	−	99.8	894.9
Profit for the period	−	−	−	−	79.6	−	−	79.6
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	−	0.6	0.6
Total comprehensive income for the nine month period	−	−	−	−	79.6	−	0.6	80.2
Shares issued on exercise of share options and awards	−	5.8	−	−	−	−	−	5.8
Dividends	−	−	−	−	(23.4)	−	−	(23.4)
Credit in respect of employee share schemes	−	−	−	−	29.7	−	−	29.7
Movement on tax arising on share options and awards	−	−	−	−	38.2	−	−	38.2
Proceeds from sale of own shares	−	−	−	−	1.9	−	−	1.9
	−	5.8	−	−	46.4	−	−	52.2
At 30 September 2011 (unaudited)	0.7	5.8	351.6	61.4	507.4	−	100.4	1,027.3

At 1 January 2012 (audited)	0.7	6.6	351.6	61.4	539.7	0.3	100.9	1,061.2
Profit for the period	−	−	−	−	118.3	−	−	118.3
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	−	(22.9)	(22.9)
Total comprehensive income/(loss) for nine month period	−	−	−	−	118.3	−	(22.9)	95.4
Shares issued on exercise of share options and awards	−	4.8	−	−	−	−	−	4.8
Dividends	−	−	−	−	(28.8)	−	−	(28.8)
Credit in respect of employee share schemes	−	−	−	−	26.5	−	−	26.5
Movement on tax arising on share options and awards	−	−	−	−	3.3	−	−	3.3
Refund of costs related to share issue	−	−	2.7	−	−	−	−	2.7
	−	4.8	2.7	−	1.0	−	−	8.5
At 30 September 2012 (unaudited)	0.7	11.4	354.3	61.4	659.0	0.3	78.0	1,165.1

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Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2011 with the exception of finance leases as described below) comprises the consolidated balance sheets at 30 September 2012 and 31 December 2011, consolidated income statements and consolidated statements of comprehensive income for the three months and nine months ended 30 September 2012 and 2011, and consolidated statements of changes in shareholders’ equity for the nine months ended 30 September 2012 and 2011, together with related notes.  This condensed set of consolidated interim financial information for the nine months ended 30 September 2012 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with IFRSs as adopted by the European Union.

Finance leases
Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

(2) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 30 September 2012 are total share-based payment costs (including related payroll taxes) of £11.1 million (2011: £11.7 million), allocated £0.5 million (2011: £0.8 million) in cost of revenues, £6.1 million (2011: £7.0 million) in research and development expenses, £1.8 million (2011: £2.3 million) in sales and marketing expenses and £2.7 million (2011: £1.6 million) in general and administrative expenses.

Included within the consolidated income statement for the nine months ended 30 September 2012 are total share-based payment costs (including related payroll taxes) of £29.2 million (2011: £43.6 million), allocated £1.4 million (2011: £2.5 million) in cost of revenues, £17.6 million (2011: £26.3 million) in research and development expenses, £5.1 million (2011: £8.6 million) in sales and marketing expenses and £5.1 million (2011: £6.2 million) in general and administrative expenses.

Included within operating expenses for the quarter ended 30 September 2012 are total acquisition-related charges of £1.0 million (including retention bonuses on acquisitions amounting to £0.7 million) (2011: £0.3 million), allocated £0.7 million (2011: £nil) in research and development expenses, £0.1 million (2011: £0.1 million) in sales and marketing expenses and £0.2 million (2011: £0.2 million) in general and administrative expenses.

Included within operating expenses for the nine months ended 30 September 2012 are total acquisition-related charges of £4.3 million (including retention bonuses on acquisitions amounting to £3.5 million) (2011: £0.8 million), allocated £3.5 million (2011: £nil) in research and development expenses, £0.3 million (2011: £0.3 million) in sales and marketing expenses and £0.5 million (2011: £0.5 million) in general and administrative expenses.

(3) Accrued and other liabilities
Included within accrued and other liabilities at 30 September 2012 are £11.4 million (31 December 2011: £22.6 million) relating to the provision for payroll taxes on share awards, and £12.2 million (31 December 2011: £23.7 million) relating to employee bonus and sales commission provisions.

(4) Other debtors and borrowings
ARM regularly evaluates strategic opportunities and, in pursuance of one such opportunity, had conditionally committed £104.5 million as of 30 September 2012. This amount, which is classified as Other Debtors, represents the entire investment being contemplated and in the event a transaction is not completed, the amount will be returned to ARM. To avoid early termination of term deposits, £99.1 million of the amount was financed through a short term bank facility.

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(5) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, profit or loss on disposal and impairment of available-for-sale investments, and Linaro-related charges.  Full reconciliations of Q3 2012, Q3 2011, 9M 2012 and 9M 2011, are shown in notes 5.13 to 5.16.  All figures in £millions unless otherwise stated.

Summary normalised figures	Q3 2012	Q3 2011	Q2 2012	9M 2012	9M 2011

Revenues	144.6	120.2	135.5	412.7	354.0
Revenues ($m)	227.9	192.3	213.0	650.3	568.0
Gross margin	94.6%	94.9%	95.1%	94.7%	94.7%
Operating expenses	72.3	60.5	66.0	204.4	180.1
Profit from operations	64.5	53.6	62.9	186.4	155.3
Operating margin	44.6%	44.6%	46.4%	45.2%	43.9%
Profit before tax	68.1	55.7	66.5	196.6	160.7
Earnings per share (diluted)	3.71p	3.05p	3.58p	10.63p	8.75p
Net cash	477.9	397.2	495.9	477.9	397.2
Cash generation	88.0	43.7	46.9	193.3	152.3

	(5.1)	(5.2)	(5.3)	(5.4)	(5.5)
	Q3 2012	Q3 2011	Q2 2012	9M 2012	9M 2011

Revenues (£m)	144.6	120.2	135.5	412.7	354.0
ARM’s effective exchange rate ($/£)	1.58	1.60	1.57	1.58	1.60
Revenues ($m)	227.9	192.3	213.0	650.3	568.0

	(5.6)	(5.7)
	30 September 2012	31 December 2011

Cash and cash equivalents	104.9	26.8
Short-term deposits	337.4	319.1
Long-term deposits	141.8	83.1
Less: Interest accrued	(7.1)	(5.0)
Less: Borrowings	(99.1)	-
Total net cash	477.9	424.0

	(5.8)	(5.9)	(5.10)	(5.11)	(5.12)
	Q3 2012	Q3 2011	Q2 2012	9M 2012	9M 2011

Normalised cash at end of period (as above)	477.9	397.2	495.9	477.9	397.2
Less: Normalised cash at beginning of period	(495.9)	(353.8)	(469.2)	(424.0)	(290.1)
Add back: Cash outflow from conditional investment (see note 4)	104.5	-	-	104.5	-
Add back: Cash (inflow)/outflow from investments and acquisitions (net of cash acquired)	0.1	2.2	(10.0)	(9.0)	11.5
Add back: Cash outflow from acquisition costs	2.7	0.4	0.3	3.3	3.2
Add back: Cash outflow from payment of dividends	-	-	28.8	28.8	23.4
Add back: Cash outflow from share-based payroll taxes	0.3	0.2	0.4	14.0	12.2
Add back: Cash outflow from payments related to Linaro	0.9	0.8	0.8	2.6	2.6
Less: Cash inflow from exercise of share options	(2.5)	(3.3)	(0.1)	(4.8)	(7.7)
Normalised cash generation	88.0	43.7	46.9	193.3	152.3

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(5.13) Normalised income statement for Q3 2012

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition -related charges	IFRS
	£m	£m	£m	£m	£m	£m

Revenues	144.6	-	144.6	-	-	144.6
Cost of revenues	(7.8)	(0.5)	(8.3)	-	-	(8.3)
Gross profit	136.8	(0.5)	136.3	-	-	136.3
Research and development	(32.2)	(6.1)	(38.3)	(0.6)	(0.7)	(39.6)
Sales and marketing	(15.6)	(1.8)	(17.4)	(0.1)	(0.1)	(17.6)
General and administrative	(24.5)	(2.7)	(27.2)	-	(0.2)	(27.4)
Total operating expenses	(72.3)	(10.6)	(82.9)	(0.7)	(1.0)	(84.6)
Profit from operations	64.5	(11.1)	53.4	(0.7)	(1.0)	51.7
Investment income, net	3.6	-	3.6	-	-	3.6
Profit before tax	68.1	(11.1)	57.0	(0.7)	(1.0)	55.3
Tax	(16.3)	1.8	(14.5)	0.2	0.3	(14.0)
Profit for the period	51.8	(9.3)	42.5	(0.5)	(0.7)	41.3
Earnings per share (assuming dilution)
Shares outstanding (millions)	1,395.9		1,395.9			1,395.9
Earnings per share – pence	3.71		3.05			2.96
ADSs outstanding (millions)	465.3		465.3			465.3
Earnings per ADS – cents	17.96		14.75			14.35

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(5.14) Normalised income statement for Q3 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition -related charges	IFRS
	£m	£m	£m	£m	£m	£m

Revenues	120.2	-	120.2	-	-	120.2
Cost of revenues	(6.1)	(0.8)	(6.9)	-	-	(6.9)
Gross profit	114.1	(0.8)	113.3	-	-	113.3
Research and development	(29.8)	(7.0)	(36.8)	(0.6)	-	(37.4)
Sales and marketing	(15.5)	(2.3)	(17.8)	(0.1)	(0.1)	(18.0)
General and administrative	(15.2)	(1.6)	(16.8)	-	(0.2)	(17.0)
Total operating expenses	(60.5)	(10.9)	(71.4)	(0.7)	(0.3)	(72.4)
Profit from operations	53.6	(11.7)	41.9	(0.7)	(0.3)	40.9
Investment income, net	2.1	-	2.1	-	-	2.1
Profit before tax	55.7	(11.7)	44.0	(0.7)	(0.3)	43.0
Tax	(13.8)	2.0	(11.8)	0.1	0.1	(11.6)
Profit for the period	41.9	(9.7)	32.2	(0.6)	(0.2)	31.4
Earnings per share (assuming dilution)
Shares outstanding (millions)	1,376.0		1,376.0			1,376.0
Earnings per share – pence	3.05		2.35			2.29
ADSs outstanding (millions)	458.7		458.7			458.7
Earnings per ADS – cents	14.24		10.97			10.68

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(5.15) Normalised income statement for 9M 2012

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition -related charges	Profit on sale of investment, net of impairment	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	412.7	-	412.7	-	-	-	412.7
Cost of revenues	(21.9)	(1.4)	(23.3)	-	-	-	(23.3)
Gross profit	390.8	(1.4)	389.4	-	-	-	389.4
Research and development	(97.2)	(17.6)	(114.8)	(1.7)	(3.5)	-	(120.0)
Sales and marketing	(45.9)	(5.1)	(51.0)	(0.4)	(0.3)	-	(51.7)
General and administrative	(61.3)	(5.1)	(66.4)	-	(0.5)	0.6	(66.3)
Total operating expenses	(204.4)	(27.8)	(232.2)	(2.1)	(4.3)	0.6	(238.0)
Profit from operations	186.4	(29.2)	157.2	(2.1)	(4.3)	0.6	151.4
Investment income, net	10.2	-	10.2	-		-	10.2
Profit before tax	196.6	(29.2)	167.4	(2.1)	(4.3)	0.6	161.6
Tax	(48.4)	2.8	(45.6)	0.7	1.4	0.2	(43.3)
Profit for the period	148.2	(26.4)	121.8	(1.4)	(2.9)	0.8	118.3
Earnings per share (assuming dilution)
Shares outstanding (millions)	1,393.6		1,393.6				1,393.6
Earnings per share – pence	10.63		8.74				8.48
ADSs outstanding (millions)	464.5		464.5				464.5
Earnings per ADS – cents	51.51		42.32				41.10

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(5.16) Normalised income statement for 9M 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition -related charges	Linaro -related charges	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	354.0	-	354.0	-	-	-	354.0
Cost of revenues	(18.6)	(2.5)	(21.1)	-	-	-	(21.1)
Gross profit	335.4	(2.5)	332.9	-	-	-	332.9
Research and development	(87.4)	(26.3)	(113.7)	(1.8)	-	(6.9)	(122.4)
Sales and marketing	(43.2)	(8.6)	(51.8)	(0.3)	(0.3)	-	(52.4)
General and administrative	(49.5)	(6.2)	(55.7)	-	(0.5)	-	(56.2)
Total operating expenses	(180.1)	(41.1)	(221.2)	(2.1)	(0.8)	(6.9)	(231.0)
Profit from operations	155.3	(43.6)	111.7	(2.1)	(0.8)	(6.9)	101.9
Investment income, net	5.4	-	5.4	-	-	-	5.4
Profit before tax	160.7	(43.6)	117.1	(2.1)	(0.8)	(6.9)	107.3
Tax	(40.5)	10.3	(30.2)	0.5	0.2	1.8	(27.7)
Profit for the period	120.2	(33.3)	86.9	(1.6)	(0.6)	(5.1)	79.6
Earnings per share (assuming dilution)
Shares outstanding (millions)	1,374.2		1,374.2				1,374.2
Earnings per share – pence	8.75		6.32				5.79
ADSs outstanding (millions)	458.1		458.1				458.1
Earnings per ADS – cents	40.88		29.55				27.06

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Notes

The results shown for Q3 2012, Q2 2012, Q3 2011, 9M 2012, and 9M 2011 are unaudited. The results shown for FY 2011 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2011 were approved by the Board of directors on 27 February 2012 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q3 2012 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2011 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2011.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of acquisitions, unforeseen liabilities arising from  acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

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